Exhibit 99.5

HOME FEDERAL MHC
 500 12th Avenue South
Nampa, Idaho 83651
(208) 466-4634

NOTICE OF SPECIAL MEETING OF MEMBERS
To Be Held on ___________ ___, 2007

A special meeting of members of Home Federal MHC will be held at the _____________, __________ ____________, Nampa, Idaho, on ________, _________ __, 2007, at __:00 _.m., Mountain time, to consider and vote upon:

(1)
The approval of an amended plan of conversion and reorganization providing for the conversion of Home Federal MHC, Home Federal Bancorp, Inc. and Home Federal Bank from the mutual holding company structure to the stock holding company form including the formation of a new holding company, new Home Federal Bancorp, Inc., and the sale of shares of its common stock to eligible depositors, borrowers and other members of the public, as more fully described in this proxy statement; and

(2)	Any other matters that may lawfully come before the special meeting.

NOTE:	The board of directors is not aware of any other business to come before the special meeting.

The board of directors has fixed _________ __, 2007 as the record date for the determination of members of Home Federal MHC entitled to notice of and to vote at the special meeting and at any adjournment thereof. Only those members of record as of the close of business on the voting record date will be entitled to vote at the special meeting or any postponement or adjournment thereof. The amended plan of conversion and reorganization must be approved by the affirmative vote of at least a majority of the number of votes entitled to be cast at the special meeting. If there are not sufficient votes for approval of the amended plan of conversion and reorganization at the time of the special meeting, the special meeting may be postponed or adjourned to permit further solicitation of proxies. The following proxy statement and the prospectus included with this mailing contain a more detailed description of the proposed conversion and reorganization.

Whether or not you plan to attend the special meeting, you are requested to sign, date and return the enclosed proxy card(s) without delay in the enclosed postage-paid envelope to assure that your vote will be counted even if you are unable to attend.

BY ORDER OF THE BOARD OF DIRECTORS

ROBERT A. SCHOELKOPH
SECRETARY

Nampa, Idaho
__________ __, 2007

Your board of directors unanimously recommends that you vote for approval of the proposals by promptly completing each proxy card you receive. A postage-paid envelope is enclosed for your convenience. No postage is required if mailed in the United States.

SUMMARY

Because this is a summary, it does not contain all the information that may be important to you. Please refer to the more detailed information contained in the remainder of this proxy statement and the accompanying prospectus.

Home Federal MHC is currently a federally-chartered mutual holding company. Under its present “mutual” form of organization, Home Federal MHC has no stockholders. Deposit account holders and borrowers of Home Federal Bank are our members and at the special meeting of members, they will have voting rights in that capacity. Under the amended plan of conversion and reorganization to be voted on at the special meeting of members, Home Federal MHC will convert from the mutual to stock form of ownership and capital stock in a new holding company, new Home Federal Bancorp, Inc. will be sold concurrently. New Home Federal Bancorp, Inc. will offer and sell its common stock in a subscription offering to (1) depositors of Home Federal Bank with account balances of at least $50.00 as of the close of business on March 31, 2006 (“Eligible Account Holders”), (2) the Home Federal Bancorp employee stock ownership plan (“Tax-Qualified Employee Stock Benefit Plans”), (3) depositors of Home Federal Bank with account balances of at least $50.00 as of the close of business on September 30, 2007 (“Supplemental Eligible Account Holders”) and (4) depositors of Home Federal Bank, as of the close of business on _______ __, 2007, other than Eligible Account Holders or Supplemental Eligible Account Holders and borrowers as of March 16, 2004 (“Other Members”).

If the shares of common stock of new Home Federal Bancorp to be issued in the conversion are not fully subscribed for in the subscription offering, any shares remaining will be offered in a direct community offering to members of the general public who receive a prospectus, with a preference given to natural persons residing in Ada, Canyon, Gem and Elmore counties, Idaho and then, if necessary, in a syndicated community offering to selected members of the general public. See “The Conversion and Stock Offering” in the prospectus.

The conversion and reorganization will not affect the balance, interest rate or federal deposit insurance protection of any savings deposit, and no person will be obligated to purchase any stock in the stock offering.

Home Federal MHC
Home Federal MHC is a federally-chartered mutual holding company that owns 58.9% of the outstanding common stock of Home Federal Bancorp, Inc. Home Federal MHC was formed in 2004 in connection with the reorganization of Home Federal Bank into the mutual holding company form of organization. Home Federal MHC is a holding company and its business is to own at least a majority of Home Federal Bancorp’s outstanding shares of common stock. Following the conversion, Home Federal MHC will cease to exist as a separate entity. It will be replaced by new Home Federal Bancorp, Inc.

Home Federal Bancorp, Inc. (new)
New Home Federal Bancorp is a newly formed Maryland corporation that will hold all of the outstanding shares of Home Federal Bank following the conversion to stock ownership. New Home Federal Bancorp is conducting a stock offering in connection with the conversion of Home Federal MHC from the mutual to the stock form of organization. Following the completion of the offering, new Home Federal Bancorp will be the savings and loan holding company of Home Federal Bank and its primary regulator will be the Office of Thrift Supervision.

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Home Federal Bancorp, Inc.
Home Federal Bancorp, Inc. is a federal corporation and a mid-tier holding company that owns 100% of Home Federal Bank. It was formed in 2004 in connection with the reorganization of Home Federal Bank into the mutual holding company form of organization. Effective with the reorganization, it became a stock holding company and the 58.9% owned subsidiary of Home Federal MHC, a federally chartered mutual holding company.

Home Federal Bancorp conducts its business as a savings and loan holding company and has no significant liabilities. Its primary business consists of directing, planning and coordinating the business activities of Home Federal Bank.

Home Federal Bank
Home Federal Bank is a federally-chartered stock savings bank and is the wholly-owned subsidiary of Home Federal Bancorp, the mid-tier holding company in the mutual holding company structure. Upon completion of the conversion, Home Federal Bank will become the wholly-owned subsidiary of new Home Federal Bancorp.

At June 30, 2007, we had total assets of $728.3 million, deposit accounts of $418.7 million, and equity of $110.0 million.

The Conversion and Stock Offering
We are currently in the mutual form of ownership. Our members are comprised of the depositors and borrowers of Home Federal Bank who currently have the right to vote on certain matters, such as the conversion. The conversion is a series of transactions by which we are reorganizing from a mutual holding company structure, where the mid-tier holding company, Home Federal Bancorp, is 58.9% owned by a mutual holding company, Home Federal MHC, and 41.1% owned by other stockholders (who are sometimes referred to as the “public stockholders”), to a stock holding company which will be 100% owned by public stockholders. As part of the conversion, Home Federal MHC and Home Federal Bancorp will cease to exist as separate entities and Home Federal Bank will be owned directly by new Home Federal Bancorp. Voting rights in new Home Federal Bancorp will be vested solely in the public stockholders following the conversion.

As a result of the conversion of Home Federal MHC into new Home Federal Bancorp, the shares of common stock of the mid-tier holding company, Home Federal Bancorp, owned by Home Federal MHC will be cancelled. New shares of common stock, representing the 58.9% ownership interest of Home Federal MHC in the mid-tier holding company, Home Federal Bancorp, are being offered for sale by new Home Federal Bancorp in a stock offering. The remaining 41.1% ownership interest in Home Federal Bancorp is currently owned by public stockholders and will be exchanged for shares of new Home Federal Bancorp’s common stock based on an exchange ratio of 1.1360 to 1.5369. The exchange ratio may be increased to as much as 1.7674 in the event the maximum of the offering range is increased by 15%. The actual exchange ratio will be determined at the closing of the offering and will depend on the number of shares of new Home Federal Bancorp’s common stock that are sold in the offering.

This chart shows our structure before the conversion and offering:

This chart shows our structure after the conversion and offering:

Reasons for the Conversion
Upon completion of the conversion, we will no longer be in the mutual holding company form of organization and Home Federal Bank will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions. The ability to raise new equity capital through the issuance and sale of capital stock of new Home Federal Bancorp will allow Home Federal Bank the flexibility to increase its capital position more rapidly than by accumulating earnings and at times deemed advantageous by the board of directors. It will also support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require. The ability to attract new capital also will help better address the needs of the communities we serve and enhance our ability to make acquisitions or expand into new businesses. The acquisition alternatives available to Home Federal MHC are limited as a mutual holding company. However, after the conversion, we will have increased ability to merge with other institutions. Finally, the ability to issue additional capital stock will enable us to establish additional stock compensation plans for directors, officers and employees, giving them equity interests in new Home Federal Bancorp and greater incentive to improve its performance. For a description of the stock compensation plans which will be adopted by us in connection with the conversion, see “Management – Benefits to Be Considered Following Completion of the Conversion and Reorganization” in the prospectus.

The Subscription, Direct Community and Syndicated Community Offerings
New Home Federal Bancorp is offering up to 13,800,000 shares of common stock (subject to adjustment) at $10.00 per share in order of priority to: (1) Eligible Account Holders; (2) Tax-Qualified Employee Stock Benefit Plans; (3) Supplemental Eligible Account Holders; and (4) Other Members. The rights to purchase the common stock granted to these persons are called subscription rights. Concurrently, and subject to the prior rights of holders of subscription rights, any shares of common stock not subscribed for in the subscription offering are being offered in a direct community offering to members of the general public who receive a prospectus, with a preference given to natural persons residing in Ada, Canyon, Gem and Elmore counties, Idaho. If any shares remain available after the direct community offering, in the discretion of new Home Federal Bancorp and Home Federal Bank, the direct community offering may be expanded to include selected members of the general public. No orders will be accepted in the direct community offering from persons residing outside of Ada, Canyon, Gem and Elmore counties unless the direct community offering is expanded to include other members of the general public. In the event of subsequent developments in the financial condition of new Home Federal Bancorp or Home Federal Bank or general financial market conditions before the stock offering is completed, the number of shares offered may increase up to 15,870,000 shares with the approval of the Office of Thrift Supervision. See “The Conversion and Stock Offering – Subscription Offering and Subscription Rights,” “– Direct Community Offering” and “– Syndicated Community Offering” in the prospectus.

Expiration Date of the Offering
The subscription offering will expire at __:00 _.m., Mountain time, on ____________ ____, 2007, unless extended to the full 45 day period permitted by regulation and may be extended an additional 45 days to ____________ ____, 2007 without the approval of the Office of Thrift Supervision. Any further extensions of the subscription offering must be approved by the Office of Thrift Supervision. The direct community offering and syndicated community offering, if any, may not continue for more than 45 days after the end of the subscription offering.

Non-Transferability of Subscription Rights
Subscription rights are non-transferrable. We will refer to the Office of Thrift Supervision any situations that we believe may involve a transfer of subscription rights and will not honor orders that we believe involve the transfer of these rights.

Prospectus Delivery
To ensure that each purchaser receives a prospectus at least 48 hours prior to ____________ ____, 2007, the subscription expiration date unless extended, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, no prospectus will be mailed later than five days or hand delivered any later than two days prior to that date. Execution of the stock order form will confirm receipt or delivery in accordance with Rule 15c2-8. Stock order forms will be distributed only with a prospectus. There is no obligation to deliver a prospectus and stock order form by any means other than the U.S. Postal Service.

The Exchange of Home Federal Bancorp Common Stock
If you are now a stockholder of Home Federal Bancorp, the existing publicly traded mid-tier holding company, your shares will be cancelled and exchanged for new shares of new Home Federal Bancorp common stock. The number of shares you receive will be based on an exchange ratio determined as of the closing of the conversion. The actual number of shares you receive will depend upon the number of shares we sell in our offering, which in turn will depend upon the final appraised value of new Home Federal Bancorp. See “The Conversion and Stock Offering – Effect of the Conversion on Current Stockholders” in the prospectus.

Limitations on Stock Purchases
Except for the Tax-Qualified Employee Stock Benefit Plans, which are expected to subscribe for 8% of the shares of common stock sold in the offering, the following limitations apply. Each Eligible Account Holder or Supplemental Eligible Account Holder may purchase shares of common stock in the subscription offering up to the greater of 5% of the shares of common stock sold in the offering, one-tenth of one percent of the total offering of shares of common stock or 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares to be offered for sale by a fraction, of which the numerator is that amount of qualifying deposits of the subscriber and the denominator is the total qualifying deposits of all account holders in the category. Each Other Member may purchase shares in the subscription offering up to the greater of 5% of the shares of common stock sold in the offering, or one-tenth of one percent of the total offering of shares of common stock. Persons purchasing shares in the direct community and syndicated community offering, if any, may purchase up to 5% of the shares of common stock sold in the offering. Except for the Tax-Qualified Employee Stock Benefit Plans, the maximum number of shares of new Home Federal Bancorp common stock subscribed for or purchased in all categories of the offering by any person, together with associates of and groups of persons acting in concert with such persons, may not exceed 5% of the shares of common stock sold in the offering. See “The Conversion and Stock Offering – Limitations on Stock Purchases” in the prospectus.

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Stock Pricing and Number of Shares to be Issued in the Conversion and Stock Offering
The purchase price for the shares of common stock is a uniform, fixed price for all subscribers (which is currently expected to be $10.00 per share), including our board of directors, management and the Tax- Qualified Employee Stock Benefit Plans, and was set by the board of directors. The offering range is based on an independent appraisal of the market value of the common stock to be issued in the offering. RP Financial, LC., an appraisal firm experienced in appraisals of financial institutions, has advised us that, as of September 14, 2007, the estimated pro forma market value of our common stock, including exchange shares, ranges from a minimum of $173.0 million to a maximum of $234.1 million, with a midpoint of $203.6 million. Based on this valuation range, the percentage of Home Federal Bancorp’s common stock owned by Home Federal MHC, and the $10.00 price per share, the respective boards of directors of Home Federal Bank, Home Federal MHC and Home Federal Bancorp determined to offer shares of new Home Federal Bancorp’s common stock ranging from a minimum of 10,200,000 shares to a maximum of 13,800,000 shares, with a midpoint of 12,000,000 shares. Based on this valuation and the $10.00 per share price, we will have a minimum of 17,303,110 shares to a maximum of 23,410,090 shares outstanding. See “The Conversion and Stock Offering – How We Determined Our Price and the Number of Shares to be Issued in the Stock Offering” in the prospectus.

Payment for Shares of Common Stock
Payment for subscriptions for shares of common stock may be made (1) by check or money order, (2) by authorization of withdrawal from deposit accounts maintained at Home Federal Bank, or (3) in cash, if delivered in person at the office of Home Federal Bank.

Conditions to Closing of the Offering
Consummation of the offering is subject to, among other things (1) consummation of the conversion, which is conditioned in part on approval of the amended plan of conversion and reorganization by the eligible voting members of Home Federal Bank, (2) receipt by the Office of Thrift Supervision of RP Financial’s updated appraisal of the pro forma market value of new Home Federal Bancorp and Home Federal Bank, and authorization of the Office of Thrift Supervision to sell the common stock within the estimated valuation range set forth in the updated appraisal and (3) the Office of Thrift Supervision’s approval of new Home Federal Bancorp’s acquisition of Home Federal Bank. There can be no assurances that all such conditions will be satisfied. See “The Conversion and Stock Offering” in the prospectus.

Use of Proceeds
Although the actual net proceeds from the sale of the shares of common stock to the public cannot be determined until the stock offering is completed, we presently anticipate that the net proceeds from the sale of the shares of common stock will be between $97.5 million and $132.4 million and up to $152.4 million assuming an increase in the estimated value of the common stock sold in the offering by 15%. New Home Federal Bancorp will retain 50% of the net offering proceeds and will use the other 50% to purchase all of the capital stock of Home Federal Bank to be issued in the conversion. New Home Federal Bancorp intends to use a portion of the net proceeds to make a loan directly to the employee stock ownership plan to enable the plan to purchase up to 8% of the shares of common stock sold in the offering. See “How We Intend to Use the Proceeds from this Offering” in the prospectus.

Market for the Common Stock
Home Federal Bancorp’s common stock is currently listed on the Nasdaq Global Market under the symbol “HOME”. We have applied to have the common stock of new Home Federal Bancorp listed for trading on the Nasdaq Global Select Market. For the first 20 trading days after the conversion and offering is completed, we expect new Home Federal Bancorp common stock to trade under the symbol “HOMED,” thereafter it will revert to the “HOME” trading symbol. See “Market for the Common Stock” in the prospectus.

Dividends
Home Federal Bancorp has paid quarterly cash dividends since the quarter ended June 30, 2005. During the quarter ended June 30, 2007, the cash dividend was $0.055 per share. We intend to continue to pay cash dividends on a quarterly basis after we complete the conversion and the offering. We currently expect that the level of cash dividends per share after the conversion and offering will be substantially consistent with the current amount of dividends per share paid by Home Federal Bancorp on its common stock as adjusted for the additional shares issued pursuant to the exchange ratio. For example, based on the current cash dividend of $0.055 per share and an assumed exchange ratio of 1.5369 at the maximum of the offering range, the cash dividend, if paid, would be approximately $0.035 per share. However, the dividend rate and the continued payment of dividends will depend on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions. No assurance can be given that we will continue to pay dividends or that they will not be reduced in the future. Additionally, we can not guarantee that the amount of dividends that we pay after the conversion will be equal to the per share dividend amount that Home Bancorp’s stockholders currently receive, as adjusted to reflect the exchange ratio. See “Our Policy Regarding Dividends” and “How We Are Regulated – Regulation and Supervision of Home Federal Bancorp – Dividends” in the prospectus.

Officers’ and Directors’ Common Stock Purchases and Beneficial Ownership
Executive officers and directors of Home Federal Bancorp (14 persons) are expected to subscribe for $500,000 of the common stock to be issued in the offering, or 0.3% at the minimum of the estimated value of the common stock or 0.2% at the maximum of the estimated value of the common stock. See “Proposed Purchases by Management” in the prospectus.

Executive officers and directors of Home Federal Bancorp currently own shares of Home Federal Bancorp common stock, which will be exchanged for shares of new Home Federal Bancorp shares of common stock. See “Security Ownership of Certain Beneficial Owners and Management” in the prospectus.

Benefits of Conversion to Management
The directors and executive officers of new Home Federal Bancorp and Home Federal Bank will receive certain benefits as a result of the reorganization. See “Management – Benefits to Be Considered Following the Completion of the Conversion and Reorganization” in the prospectus.

No Board or Financial Advisor Recommendations
No one makes any recommendations to anyone regarding the suitability of an investment in new Home Federal Bancorp’s common stock. An investment in the common stock must only be made pursuant to an investor’s evaluation of his or her own best interests.

Risk Factors
See “Risk Factors” in the prospectus for a discussion of certain risks related to new Home Federal Bancorp’s operations, the conversion and the offering that should be considered by all prospective investors.

Stock Information Center	If you have any questions regarding the conversion and the offering, call the Stock Information Center at (208) ____-____.

HOME FEDERAL MHC
500 12th Avenue South
Nampa, Idaho 83651
(208) 466-4634

PROXY STATEMENT

________ ___, 2007

Your proxy, in the form enclosed, is solicited by the board of directors of Home Federal MHC for use at a special meeting of members to be held on ___________, _________ __, 2007, and any adjournments of that meeting, for the purposes set forth in the foregoing notice of special meeting. Your board of directors and management urge you to vote for the plan of conversion and reorganization.

PURPOSE OF MEETING – SUMMARY

A special meeting of members of Home Federal MHC will be held at the ____________, __________ ______________, Nampa, Idaho, on ________, _________ __, 2007, at __:00 _.m., Mountain time, for the purpose of considering and voting upon approval of an amended plan of conversion and reorganization providing for the conversion of Home Federal MHC, Home Federal Bancorp, Inc. and Home Federal Bank from the mutual holding company structure to the stock holding company form including the formation of a new holding company, new Home Federal Bancorp, Inc., and the sale of shares of its common stock to eligible depositors, borrowers and other members of the public, and the performance of other transactions provided for in the plan of conversion and reorganization. If approved by a majority of the total votes of the members eligible to be cast at the special meeting, the plan of conversion and reorganization will permit Home Federal Bank to be held as a wholly-owned subsidiary of new Home Federal Bancorp, Inc., a newly organized Maryland state chartered corporation formed by Home Federal Bank.

The plan of conversion and reorganization provides in part that, after receiving final authorization from the Office of Thrift Supervision, new Home Federal Bancorp will offer for sale its shares of common stock. The common stock is being offered by new Home Federal Bancorp at a fixed price of $10.00 per share. This price was established by Home Federal Bank’s board of directors based on an independent appraisal prepared by RP Financial, LC. as of September 14, 2007, which states that the estimated aggregate pro forma market value of new Home Federal Bancorp and Home Federal Bank on a fully-converted basis ranged from $173.0 million to $234.1 million. Based on this valuation and the $10.00 per share price, after the offering and conversion, we will have sold a minimum of 10,200,000 shares to a maximum of 13,800,000 shares. In the event of subsequent developments in the financial condition of new Home Federal Bancorp or Home Federal Bank or general financial market conditions before we complete the stock offering, the number of shares we offer may increase up to 15,870,000 shares with the approval of the Office of Thrift Supervision. See “The Conversion and Stock Offering – How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering” in the prospectus.

Adoption of Maryland state-based articles of incorporation and bylaws for new Home Federal Bancorp are integral parts of the plan of conversion and reorganization. A copy of the plan of conversion and reorganization is attached to this proxy statement as an exhibit and copies of new Home Federal Bancorp’s articles of incorporation and bylaws are available upon request from Home Federal Bank.

The board of directors unanimously recommends that you vote for the plan of conversion and reorganization. Voting in favor of the plan of conversion and reorganization will not obligate you to purchase any stock. Voting against the plan of conversion and reorganization does not preclude you from purchasing stock.

VOTING RIGHTS AND VOTE REQUIRED FOR APPROVAL

The board of directors has fixed the close of business on ____________ __, 2007 as the record date for the determination of members entitled to notice of and to vote at the special meeting or any adjournments thereof. All holders of Home Federal Bank’s savings or other authorized accounts and all borrowers with loans outstanding on _______________ __, 2007 are members of Home Federal MHC. All members of record as of the close of business on the voting record date who continue to be members on the date of the special meeting or any adjournment thereof will be entitled to vote at the special meeting or any adjournment thereof.

Each eligible depositor member will be entitled at the special meeting to cast one vote for each $100, or fraction thereof, of the aggregate withdrawal value of all of the depositor’s savings accounts in Home Federal Bank as of the voting record date. Depositors as the __________ __, 2007 record date and borrowers with loans outstanding on March 16, 2004, all of which continue to be outstanding as of the date of the special meeting, will be entitled to cast one vote. No member is entitled to cast more than 1,000 votes. Any number of members present in person or by proxy at the special meeting will constitute a quorum for the transaction of business.

Approval of the plan of conversion and reorganization will require the affirmative vote of a majority of the total outstanding votes of members eligible to be cast at the special meeting.

As of the voting record date, there were approximately _________ votes eligible to be cast, of which _________ votes constitutes a majority.

PROXIES

Members may vote at the special meeting or any adjournment thereof in person or by proxy. Enclosed is a proxy which you may use to vote on the plan of conversion and reorganization. All properly executed proxies we receive will be voted in accordance with the instructions indicated thereon. If no instructions are given, the proxies will be voted in favor of the plan of conversion and reorganization. If any other matters are properly presented at the special meeting and may properly be voted on, all proxies will be voted on such matters in accordance with the best judgment of the proxy holders named therein. If you return your proxy, you may revoke it at any time before it is voted by written notice to the Secretary of Home Federal Bank, by submitting a later dated proxy or by attending and voting in person at the special meeting. The proxies being solicited are only for use at the special meeting and at any and all adjournments thereof and will not be used for any other meeting. Management is not aware of any other business to be presented at the special meeting.

To the extent necessary to permit approval of the plan of conversion and reorganization, proxies may be solicited by our directors, officers or employees, in person, by telephone or through other forms of communication and, if necessary, the special meeting may be adjourned to an alternative date. We will reimburse these persons for their reasonable out-of-pocket expenses incurred in connection with the solicitation.

THE CONVERSION

The boards of directors of Home Federal MHC, Home Federal Bancorp, new Home Federal Bancorp and Home Federal Bank have adopted the plan of conversion and reorganization, and an application for approval of the plan has been filed with the Office of Thrift Supervision. The Office of Thrift Supervision has approved our application with the condition that the plan of conversion and reorganization is approved by our members and stockholders and that certain other conditions imposed are satisfied. The Office of Thrift Supervision’s approval does not constitute a recommendation or endorsement of the plan of conversion and reorganization.

General

On May 11, 2007, we adopted, and on September 14, 2007 we amended, a plan of conversion and reorganization, pursuant to which we will convert from the mutual holding company form of ownership to the stock form of ownership and we will sell shares of common stock to the public in our offering. On December 6, 2004, Home Federal Bank reorganized into the mutual holding company form of organization by becoming the wholly-owned subsidiary of Home Federal Bancorp. At the same time, Home Federal Bancorp became the 58.9% owned subsidiary of Home Federal MHC.

The plan of conversion and reorganization will result in the elimination of the mutual holding company, the creation of a new stock form holding company, new Home Federal Bancorp, which will own all of the outstanding shares of Home Federal Bank, and the issuance and sale of shares in new Home Federal Bancorp to depositors of Home Federal Bank and others in the offering. The conversion and reorganization will be accomplished through a series of substantially simultaneous and interdependent transactions as follows:

•	Home Federal Bancorp will convert to a federal interim stock savings institution and simultaneously merge with and into Home Federal Bank with Home Federal Bank being the survivor; and

•
Home Federal MHC will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into Home Federal Bank, pursuant to which the mutual holding company will cease to exist and the shares of Home Federal Bancorp common stock held by the mutual holding company will be canceled; and

•
an interim federal savings association will be formed as a wholly owned subsidiary of the newly formed Maryland corporation, new Home Federal Bancorp, and then will merge with and into Home Federal Bank.

As a result of the above transactions, Home Federal Bank will become a wholly-owned subsidiary of the new holding company, new Home Federal Bancorp.

When the conversion and reorganization are completed, all of the capital stock of Home Federal Bank will be owned by new Home Federal Bancorp and all of the outstanding common stock of new Home Federal Bancorp will be owned by public stockholders. Under the plan, new Home Federal Bancorp common stock is being offered to our eligible depositors, the employee stock ownership plan, other depositors and borrowers, and then to the public. The conversion will be accounted for at historical cost in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.”

We intend to contribute 50% of the net proceeds of the offering to Home Federal Bank and lend our employee stock ownership plan cash to enable the plan to buy up to 8% of the shares sold in the offering. We will retain the balance of the net proceeds. The conversion will be completed only upon completion of the issuance of at least 10,200,000 shares of our common stock offered pursuant to the plan of conversion and reorganization.

The shares of new Home Federal Bancorp common stock are first being offered in a subscription offering to holders of subscription rights. To the extent shares of common stock remain available after the subscription offering, shares may be offered in a direct community offering on a best efforts basis through Keefe, Bruyette & Woods in such a manner as to promote a wide distribution of the shares. Shares not subscribed for in the subscription offering and direct community offering may be offered for sale on a best efforts basis in a syndicated community offering conducted by Keefe, Bruyette & Woods. We have the right, in our sole discretion, to accept or reject, in whole or in part, any orders to purchase shares of common stock received in the direct community offering and the syndicated community offering. See “The Conversion and Stock Offering – Direct Community Offering” and “– Syndicated Community Offering” in the prospectus.

Subscriptions for shares will be subject to the maximum and minimum purchase limitations set forth in the plan of conversion and reorganization. See “The Conversion and Stock Offering – Limitations on Stock Purchases” in the prospectus.

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation of the estimated consolidated pro forma market value of new Home Federal Bancorp. All shares of common stock to be sold in the offering will be sold at $10.00 per share. No commission will be charged to purchasers. The independent valuation will be updated and the final number of shares of our common stock to be issued in the offering will be determined at the completion of the offering. See “The Conversion and Stock Offering – How We Determined Our Price and the Number of Shares to Be Issued in the Stock Offering” in the prospectus.

The completion of the offering is subject to market conditions and other factors beyond our control. No assurance can be given as to the length of time following approval of the plan of conversion and reorganization by our members that will be required to complete the sale of shares. If we experience delays, significant changes may occur in the estimated offering range with corresponding changes in the offering price and the net proceeds to be realized by us from the sale of the shares. If the conversion is terminated, we will charge all related expenses against current income and any funds collected by us in the offering will be promptly returned, with interest, to each subscriber.

The following is a brief summary of the conversion and is qualified in its entirety by reference to the applicable provision of the plan of conversion and reorganization, a copy of which is attached hereto.

Our Reasons for the Conversion

Because it is a mutual holding company, Home Federal MHC has no authority to issue shares of capital stock and consequently has no access to market sources of equity capital. Home Federal Bancorp may issue shares but only to a limited extent, as Home Federal MHC must own a majority of its shares of common stock. This conversion is another step in our strategic plan to increase our capital and expand our operations.

Upon completion of the conversion, we will no longer be in the mutual holding company form of organization and Home Federal Bank will be organized in the form used by commercial banks, most major corporations and a majority of savings institutions. The ability to raise new equity capital through the issuance and sale of capital stock of new Home Federal Bancorp will allow Home Federal Bank the flexibility to increase its capital position more rapidly than by accumulating earnings and at times deemed advantageous by the board of directors. It will also support future growth and expanded operations, including increased lending and investment activities, as business and regulatory needs require. The ability to attract new capital also will help better address the needs of the communities we serve and enhance our ability to make acquisitions or expand into new businesses. The acquisition alternatives available to Home Federal MHC are limited as a mutual holding company. However, after the conversion, we will have increased ability to merge with other institutions. Finally, the ability to issue additional capital stock will enable us to establish additional stock compensation plans for directors, officers and employees, giving them equity interests in new Home Federal Bancorp and greater incentive to improve its performance. For a description of the stock compensation plans which will be adopted by us in connection with the conversion, see “Management – Benefits to Be Considered Following Completion of the Conversion and Reorganization” in the prospectus.

The disadvantages of the offering considered the fact that operating in the stock holding company form of organization could subject Home Federal Bancorp to contests for corporate control, including the possibility that a director could be elected that advocates the particular position of the group which elected him or her, rather than positions that are in the best interests of new Home Federal Bancorp and all stockholders.

After considering the advantages and disadvantages of the conversion, as well as applicable fiduciary duties and alternative transactions, including remaining as a mutual holding company, the boards of directors of Home

Federal MHC, Home Federal Bancorp and Home Federal Bank approved the conversion as being in the best interests of our companies and equitable to the members of Home Federal MHC.

Effect of the Conversion on Current Stockholders

Effect on Outstanding Shares of Home Federal Bancorp. Federal regulations provide that in a conversion of a mutual holding company to stock form, the public stockholders of Home Federal Bancorp will be entitled to exchange their shares of common stock for common stock of the converted holding company, provided that the federal savings bank and the mutual holding company demonstrate to the satisfaction of the Office of Thrift Supervision that the basis for the exchange is fair and reasonable. Each publicly held share of Home Federal Bancorp common stock will, on the date of completion of the conversion, be automatically converted into and become the right to receive a number of shares of common stock of new Home Federal Bancorp determined pursuant to the exchange ratio (we refer to these shares as the “exchange shares”). The public stockholders of Home Federal Bancorp common stock will own the same percentage of common stock in new Home Federal Bancorp after the conversion as they hold in Home Federal Bancorp subject to additional purchases, or the receipt of cash in lieu of fractional shares.

For additional information regarding the effect of the conversion on current stockholders of Home Federal Bancorp, see “The Conversion and Stock Offering – Effect on Outstanding Shares of Home Federal Bancorp” in the prospectus.

Effects of the Conversion on Depositors and Borrowers

General. The conversion will have no effect on Home Federal Bank’s present business of accepting deposits and investing its funds in loans and other investments permitted by law. Following completion of the conversion, Home Federal Bank will continue to be subject to regulation by the Office of Thrift Supervision, and its accounts will continue to be insured by the Federal Deposit Insurance Corporation, up to applicable limits, without interruption. After the conversion, Home Federal Bank will continue to provide services for depositors and borrowers under current policies and by its present management and staff.

Deposits and Loans. Each holder of a deposit account in Home Federal Bank at the time of the conversion will continue as an account holder in Home Federal Bank after the conversion, and the conversion will not affect the deposit balance, interest rate or other terms of the depositor’s accounts. Each account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion. Depositors in Home Federal Bank will continue to hold their existing certificates, passbooks and other evidence of their accounts. The conversion will not affect the loan terms of any borrower from Home Federal Bank. The amount, interest rate, maturity, security for and obligations under each loan will remain as they existed prior to the conversion. See “– Voting Rights” and “– Depositors’ Rights if We Liquidate” below for a discussion of the effects of the conversion on the voting and liquidation rights of the depositors of Home Federal Bank.

Continuity. The board of directors presently serving Home Federal Bank will serve as the board of directors of Home Federal Bank after the conversion. The board of directors of Home Federal Bancorp consists of the same individuals who serve as directors of Home Federal Bank. After the conversion, the voting stockholders of new Home Federal Bancorp will elect approximately one-third of its directors annually. All current officers of Home Federal Bank will retain their positions with Home Federal Bank after the conversion.

Voting Rights. Presently, all depositors are members of, and have voting rights in, Home Federal MHC as to all matters requiring membership action. Upon completion of the conversion, Home Federal MHC will cease to exist and depositors will no longer have voting rights except to the extent they are stockholders of new Home Federal Bancorp. After the conversion, voting rights in new Home Federal Bancorp will be vested exclusively in the stockholders of new Home Federal Bancorp. Each holder of common stock will be entitled to vote on any matter to be considered by the stockholders of new Home Federal Bancorp. After completion of the conversion, voting rights in Home Federal Bank will be vested exclusively in its sole stockholder, new Home Federal Bancorp.

Depositors’ Rights if We Liquidate. We have no plans to liquidate. However, if there should ever be a complete liquidation of Home Federal Bank, either before or after conversion, deposit account holders would receive the protection of insurance by the Federal Deposit Insurance Corporation up to applicable limits. In addition, liquidation rights before and after the conversion would be as follows:

Liquidation Rights Presently. Each depositor in Home Federal Bank has both a deposit account in Home Federal Bank and a pro rata ownership interest in the net worth of Home Federal MHC based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This interest may only be realized in the event of a complete liquidation of Home Federal MHC and Home Federal Bank.

Any depositor who opens a deposit account obtains a pro rata ownership interest in Home Federal MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all, respectively, of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Home Federal MHC, which is lost to the extent that the balance in the account is reduced or closed. Consequently, depositors in Home Federal Bank normally have no way to realize the value of their ownership interest, which has realizable value only in the unlikely event that Home Federal MHC and Home Federal Bank are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Home Federal MHC and Home Federal Bank after other claims, including claims of depositors to the amounts of their deposits, are paid.

Liquidation Rights After the Conversion. In the unlikely event that Home Federal Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the liquidation account (described below) to depositors as of March 31, 2006 and September 30, 2007 who continue to maintain their deposit accounts as of the date of liquidation, with any assets remaining thereafter distributed to new Home Federal Bancorp, as the holder of Home Federal Bank’s capital stock.

Home Federal Bank will, at the time of the conversion, establish a liquidation account in an amount equal to its total equity as of the date of the latest statement of financial condition contained in the prospectus. The liquidation account will be a memorandum account on the records of Home Federal Bank and there will be no segregation of assets of Home Federal Bank related to it.

The liquidation account will be maintained subsequent to the conversion for the benefit of eligible account holders and supplemental eligible account holders who retain their deposit accounts in Home Federal Bank. Each eligible account holder and supplemental eligible account holder will, with respect to each deposit account held, have a related inchoate interest in a portion of the liquidation account balance called a subaccount.

The initial subaccount balance for a deposit account held by an eligible account holder or a supplemental eligible account holder will be determined by multiplying the opening balance in the liquidation account by a fraction of which the numerator is the amount of the holder’s qualifying deposit in the deposit account and the denominator is the total amount of the qualifying deposits of all such holders. The initial subaccount balance will not be increased, and it will be subject to downward adjustment as provided below.

If the balance in any deposit account of an eligible account holder or supplemental eligible account holder at the close of business on any September 30 subsequent to the effective date of the conversion is less than the lesser of (1) the balance in the deposit account at the close of business on any other September 30 subsequent to March 31, 2006, or September 30, 2007, as applicable, or (2) the amount of the qualifying deposit in the deposit account on March 31, 2006 or September 30, 2007, as applicable, then the subaccount balance for the deposit account will be adjusted by reducing the subaccount balance in an amount proportionate to the reduction in the deposit balance. In the event of a downward adjustment, the subaccount balance will not be subsequently increased, notwithstanding any subsequent increase in the deposit balance of the related deposit account. If any such deposit account is closed, the related subaccount balance will be reduced to zero.

In the event of a complete liquidation of Home Federal Bank (and only in that event), each eligible account holder and supplemental eligible account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance(s) for the deposit account(s) then held by the holder before any liquidation distribution may be made to stockholders. No merger, consolidation, bulk purchase of assets with assumptions of deposit accounts and other liabilities or similar transactions with another federally-insured institution in which Home Federal Bank is not the surviving institution will be considered to be a complete liquidation. In any such transaction, the liquidation account will be assumed by the surviving institution.

Tax Effects of the Conversion. We have received an opinion from our special counsel, Silver, Freedman & Taff, L.L.P., Washington, D.C. that the conversion will constitute a tax free reorganization under the Internal Revenue Code and that no gain or loss will be recognized for federal income tax purposes by Home Federal Bank or new Home Federal Bancorp as a result of the completion of the conversion. However, this opinion is not binding on the Internal Revenue Service or the Idaho State Tax Commission.

If the liquidation rights in Home Federal Bank or subscription rights to purchase new Home Federal Bancorp common stock have a market value when received, or in the case of subscription rights, when exercised, then depositors receiving or exercising these rights may have a taxable gain. Any gain will be limited to the fair market value of these rights.

Liquidation rights are the proportionate interest of certain depositors of Home Federal Bank in the special liquidation account to be established by Home Federal Bank under the plan of conversion and reorganization. See “– Depositors’ Rights if We Liquidate” above. Special counsel has concluded that the liquidation rights will have nominal, if any, fair market value.

The subscription rights are the preferential rights of eligible subscribers to purchase shares of Home Federal Bancorp common stock in the conversion. See “The Conversion and Stock Offering – Subscription Offering and Subscription Rights.” Because the subscription rights are acquired without cost, are not transferable, last for only a short period of time and give the recipients a right to purchase stock in the conversion only at fair market value, special counsel believes these rights do not have any taxable value when they are granted or exercised. Special counsel’s opinion states that it is not aware of the Internal Revenue Service claiming in any similar conversion transaction that liquidation rights or subscription rights have any market value. Because there are no judicial opinions or official Internal Revenue Service positions on this issue, however, special counsel’s opinion relating to liquidation rights and subscription rights comes to a reasoned conclusion instead of an absolute conclusion on these issues. Special counsel’s conclusion is supported by a letter from RP Financial which states that the subscription rights do not have any value when they are distributed or exercised.

If the Internal Revenue Service disagrees and says the subscription rights have value, income may be recognized by recipients of these rights, in certain cases whether or not the rights are exercised. This income may be capital gain or ordinary income, and new Home Federal Bancorp and Home Federal Bank could recognize gain on the distribution of these rights. Eligible subscribers are encouraged to consult with their own tax advisor regarding their own circumstances and any tax consequences if subscription rights are deemed to have value.

Special counsel has also concluded that there are no other material federal income tax consequences in connection with the conversion.

The opinion of special counsel makes certain assumptions consisting solely of factual matters that would be contained in a representation letter of Home Federal Bank to the Internal Revenue Service if it were seeking a private letter ruling relating to the federal income tax consequences of the conversion. Special counsel’s opinion is based on the Internal Revenue Code, regulations now in effect or proposed, current administrative rulings and practice and judicial authority, all of which are subject to change. Any change may be made with retroactive effect. Unlike private letter rulings received from the Internal Revenue Service, special counsel’s opinion is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service will not take a position contrary to the positions reflected in special counsel’s opinion, or that special counsel’s opinion will be upheld by the courts if challenged by the Internal Revenue Service.

New Home Federal Bancorp and Home Federal Bank have also obtained an opinion from Munther Goodrum Sperry, Chartered, Boise, Idaho that the income tax effects of the conversion under Idaho tax laws will be substantially the same as the federal income tax consequences described above.

Effect of Conversion on Existing Compensation Plans

Under the plan of conversion and reorganization, the existing 2005 Stock Option and Incentive Plan and 2005 Recognition and Retention Plan of Home Federal Bancorp will become stock benefit plans of new Home Federal Bancorp and shares of new Home Federal Bancorp common stock will be issued (or reserved for issuance) pursuant to such benefit plans and not shares of the current Home Federal Bancorp common stock. Upon consummation of the conversion, the common stock currently reserved for or held by these benefit plans will be converted into options or new Home Federal Bancorp common stock based upon the exchange ratio. Upon completion of the conversion, (i) all rights to purchase, sell or receive Home Federal Bancorp common stock currently under any agreement between Home Federal Bancorp and Home Federal Bank and any director, officer or employee of Home Federal Bank or under any plan or program of Home Federal Bancorp or Home Federal Bank (including, without limitation, the 2005 Recognition and Retention Plan), shall automatically, by operation of law, be converted into and shall become an identical right to purchase, sell or receive new Home Federal Bancorp common stock and an identical right to make payment in common stock under any such agreement between Home Federal Bancorp or Home Federal Bank and any director, officer or employee or under such plan or program of Home Federal Bancorp or Home Federal Bank, and (ii) rights outstanding under the 2005 Stock Option and Incentive Plan shall be assumed by new Home Federal Bancorp and thereafter shall be rights only for shares of new Home Federal Bancorp common stock, with each such right being for a number of shares of new Home Federal Bancorp common stock based upon the exchange ratio and the number of shares of Home Federal Bancorp that were available thereunder immediately prior to consummation of the conversion, with the price adjusted to reflect the exchange ratio but with no change in any other term or condition of such right.

BENEFITS OF REORGANIZATION TO MANAGEMENT

Our management has a personal interest in the conversion and stock offering because they will receive certain benefits. The Home Federal Bancorp employee stock ownership plan intends to purchase 8% of the shares sold in the offering. A loan from new Home Federal Bancorp to the plan, funded by a portion of the proceeds from the offering, will be used to purchase these shares. The loan will accrue interest at the prime rate in effect at the time the loan is entered into. The employee stock ownership plan will provide a retirement benefit to all employees eligible to participate in the plan.

We also intend to adopt a new stock option plan and a new stock recognition and retention plan for the benefit of our directors, officers and employees, subject to stockholder approval. If the stock recognition and retention plan is adopted, some of these individuals will be awarded stock at no cost to them. As a result, both the employee stock ownership plan and the stock recognition and retention plan will increase the voting control of management without a cash outlay by the recipient. If adopted, these benefit plans and the terms of awards under the plans will be subject to certain regulatory restrictions. For a description of the plans and these restrictions, see “Management – Benefits to Be Considered Following Completion of the Conversion and Reorganization” in the prospectus.

WHERE YOU CAN FIND MORE INFORMATION

New Home Federal Bancorp has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. This information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of this material can be obtained from the Securities and Exchange Commission at prescribed rates. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including new Home Federal Bancorp. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each statement is qualified by reference to the contract or document. We believe, however, that we have included the material information an investor needs to consider in making an investment decision. Home Federal Bank also maintains a website (http://www.myhomefed.com), which contains various information about Home Federal Bank.

Home Federal Bank has filed with the Office of Thrift Supervision an Application for Approval of Conversion, which includes proxy materials for the special meeting of members and certain other information. This proxy statement and the prospectus omits certain information contained in the Application for Approval of Conversion. The Application for Approval of Conversion, including the proxy materials, exhibits and certain other information, may be inspected, without charge, at the office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552 and the office of the Regional Director of the Office of Thrift Supervision at the West Regional office of the Office of Thrift Supervision, Pacific Plaza, 2001 Junipero Serra Boulevard, Suite 650, Daly City, California 94014.

A copy of the plan of conversion and reorganization is attached to this proxy statement as an exhibit. Copies of the annexes to the plan of conversion and reorganization as well as the articles of incorporation and bylaws of new Home Federal Bancorp and Home Federal Bank are available without charge from Home Federal Bank. Requests for such information should be directed to: Daniel L. Stevens, Home Federal Bank, 500 12th Avenue South Nampa, Idaho 83651.

All persons eligible to vote at the special meeting should review both this proxy statement and the accompanying prospectus carefully. However, no person is obligated to purchase any common stock. For additional information, you may call the Stock Information Center at (208) ___-____.

BY ORDER OF THE BOARD OF DIRECTORS

ROBERT A. SCHOELKOPH
SECRETARY

Nampa, Idaho
_________ __, 2007

Your board of directors urges you to consider carefully the information contained in this proxy statement and, whether or not you plan to be present in person at the special meeting, to fill in, date, sign and return the enclosed proxy card(s) as soon as possible to assure that your votes will be counted. This will not prevent you from voting in person if you attend the special meeting. You may revoke your proxy by written instrument delivered to the Secretary of Home Federal MHC at any time prior to or at the special meeting or by attending the special meeting and voting in person.

This proxy statement is not an offer to sell or the solicitation of an offer to buy stock. The offer will be made only by the prospectus in those jurisdictions where it is lawful to make the offer.

HOME FEDERAL MHC	REVOCABLE PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF HOME FEDERAL MHC FOR USE AT A SPECIAL MEETING OF MEMBERS TO BE HELD ON _________ __, 2007, AND ANY ADJOURNMENTS OF THAT MEETING, FOR THE PURPOSES SET FORTH IN THE FOREGOING NOTICE OF SPECIAL MEETING. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS YOU TO VOTE FOR THE APPROVAL OF THE PLAN OF CONVERSION AND REORGANIZATION.

The undersigned being a depositor or borrower of Home Federal MHC hereby authorizes the Board of Directors of Home Federal MHC or any successors in their respective positions, as proxy, with full powers of substitution, to represent the undersigned at the Special Meeting of Members of Home Federal MHC to be held at the ________________________, _______________, Nampa, Idaho, on _________ __, 2007 at _:00 _.m., local time, and at any adjournment of said meeting, to act with respect to all votes that the undersigned would be entitled to cast, if then personally present, as set forth below:

(1)
The approval of an amended plan of conversion and reorganization providing for the conversion of Home Federal MHC, Home Federal Bancorp, Inc. and Home Federal Bank from the mutual holding company structure to the stock holding company form including the formation of a new holding company, new Home Federal Bancorp, Inc., and the sale of shares of its common stock to eligible depositors, borrowers and other members of the public.

FOR	☐	AGAINST	☐	ABSTAIN	☐

(2)	To consider and vote upon any other matters that may lawfully come before the special meeting

FOR	☐	AGAINST	☐	ABSTAIN	☐

This proxy, if executed, will be voted “FOR” adoption of the PLAN OF CONVERSION AND REORGANIZATION, and “FOR” adjournment of the Special Meeting, if necessary, if no choice is made herein. Please date and sign this proxy on the reverse side and return it in the enclosed envelope.

HOME FEDERAL MHC	REVOCABLE PROXY

Any depositor or borrower giving a proxy may revoke it at any time before it is voted by delivering to the Secretary of Home Federal MHC either a written revocation of the proxy, or a duly executed proxy bearing a later date, or by voting in person at the Special Meeting.

The undersigned hereby acknowledges receipt of a Notice of Special Meeting of Members to be held on the __ day of _______ __, 2007 and a Proxy Statement for the Special Meeting prior to the signing of this proxy.

Signature	Date

Signature	Date

NOTE: Please sign exactly as your name(s) appear(s) on this Proxy. Only one signature is required in the case of a joint account. When signing in a representative capacity, please give title.

IMPORTANT: Please Detach, Sign and Return “ALL” proxies from “ALL” packets received in the enclosed postage paid envelope.

FAILURE TO VOTE HAS THE SAME EFFECT AS A “NO” VOTE.